Exhibit 15.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of Hailiang Education Group Inc. on Form F-3 (File No. 333-222271) of our report dated October 18, 2018, except for Note 5(ii) Segment reporting to the financial statements, as to which the date is September 23, 2019, with respect to our audit of the consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows of Hailiang Education Group Inc. for the year ended June 30, 2018, which report is included in this Annual Report on Form 20-F of Hailiang Education Group Inc. for the year ended June 30, 2020.

/s/ Marcum Bernstein & Pinchuk llp

Marcum Bernstein & Pinchuk llp

New York, New York

October 14, 2020